TOWER ONE ANNOUNCES THIRD QUARTER 2020 RESULTS AND
PROVIDES AN UPDATE ON THE PROGRESS OF THE BUSINESS

November 30, 2020 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that it has filed its financial results for the third quarter of 2020, and the related Management’s Discussion and Analysis, the details of which are available on the System for Electronic Document Analysis and Retrieval at www.sedar.com.
“The last few quarters have shown the strength and resilience of the platform that the Company’s built in Latin America. While the construction was severely impacted during the first and second quarter of this year due to the strict lockdowns, our team continued to deliver value to our customers and the recurring tower lease business did not suffer the impact of the economic slowdown”, commented President and Chief Executive Officer Alejandro Ochoa. “With increased demand for new BTS sites, specially from Colombia and Mexico, construction of new sites rebounded during the third quarter and the Company has as of today 28 new towers that are being constructed. These new sites will come into service during the fourth quarter of this year. The Company has also been awarded with new sites and construction is about to break ground. I am exceptionally proud of what we have been able to produce this year so far, and very thankful for the accomplishments by our team. While 2020 has brought many unexpected challenges, our team has executed well across each aspect of our business and we are envisioning a record year in 2021”, Mr. Ochoa added.
Highlights Third Quarter 2020:
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Revenue totaled $542,323 and $7,327,250 for the three and nine months ended on September 30, 2020 respectively. Accumulated Revenue for the year as of September 30, 2020 marks a record Revenue for the Company.

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Gross Margin during the third quarter totaled $458,443 and increased 4% as compared to the similar quarter of the previous year. Accumulated Gross Margin for the nine months ended on September 30, 2020 totals $3,363,754, an increase of $734,709 or 28% as compared to the corresponding period of the prior year.

•	A total of three (3) new towers were placed into operations and one (1) new collocation was signed during the third quarter of 2020.
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As construction lockdowns that were generated by the pandemic begun to ease, the Company resumed construction. A total of 3 new towers were constructed during this quarter, and 1 new collocation was signed.

•	As of September 30, 2020, there were 22 sites under construction (1 in Argentina, 18 in Colombia and 3 in Mexico).
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Following the sale of towers in Argentina and Mexico, the Company has a total of ninety two (92) completed wireless towers throughout Argentina, Colombia and Mexico, with twenty four (24) collocations hosting up to three (3) Mobile Network Operators per tower.

The Company completed the third quarter of 2020 with total revenue of $542,323 for the three-month period ended September 30, 2020. Total Revenue for the nine-month period ended September 30, 2020 was $7,327,250 and marked a record in the history of the Company. Revenue during this period increased by $ 1,728,050, or 31%, as compared to the corresponding period of the previous year where revenue totaled $5,599,200. Revenue increase in the nine month period of 2020 as compared to the immediately preceding year was mainly the result of the disposition of a selected portfolio of towers and the increase in the monthly tower rent business.

Commenting on the results, Santiago F. Rossi, CFO Tower One, stated:
“As construction activity continues to increase across Colombia and Mexico, and new orders are being received, we continue to focus our attention in a lean and efficient operation. With emphasis on improving the financial reporting of the Company, the initiatives taken continues to enhance the quality and timing of our financial reporting. We expect that the final roll-out of the Company’s accounting and reporting system be completed by December 2020. Providing on-time and relevant information is an essential element to being able to deliver new sites to our customers on time and on budget. We continue to implement new procedures for an improved environment of financial control which is vital to operate efficiently.
The economic slowdown triggered by the COVID-19 pandemic challenged all of us to find new and creative ways to achieve the results more efficiently. In that pursuit for efficiency, we found areas of improvement and implemented adjustments to the way in which we operate that will result in long term savings for the Company.  We plan to maintain this approach going forward and to closely monitor our operating expenses.
The Company received several proposals and is working with potential lenders and investors that will provide the necessary capital for the construction of more than 200 towers.”

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel:  +1 917 546 3016
E-mail:  info@toweronewireless.com
Website:  www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectation of increased construction activity as concerns regarding the uncertain economic outlook diminish and pandemic related lockdowns begin to lift, the anticipation of construction activity in Colombia, specifically, and Latin America, generally, remaining strong during the next several years, the expectation that the Company’s operations will be valuable to customers and be profitable for its long-term investors, the expectation that the Company’s implementation of the ERP system will be completed by December 2020 and will assist with monitoring construction activity and timely and accurate reporting, and the expectation that the Company will continue to implement initiatives to reduce its costs and operate more efficiently. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, the impact of the ongoing COVID-19 pandemic, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.

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